UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.[     ])*

FIRST BANCORP.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
318672102
(CUSIP Number)
Deborah Alexander, Esq.
Executive Vice President,
General Counsel and Secretary
The Bank of Nova Scotia
Scotia Plaza, 44 King Street West
Toronto, Canada M5H 1H1
Phone: +1 (416) 866-6967
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
August 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	318672102	Page	2	of	10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Bank of Nova Scotia 66-0175274

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		9,250,450

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,250,450

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,250,450

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.0%

14	TYPE OF REPORTING PERSON (See Instructions)

	BK

Page 3 of 10 Pages
Item 1. Security and Issuer.
     This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $1.00 per share (“Common Stock”), of First BanCorp, a Puerto Rico-chartered financial holding company (the “Issuer”). The Issuer’s principal executive offices are located at 1519 Ponce de León Ave., San Juan, Puerto Rico 00908.
Item 2. Identity and Background.
     This Statement is being filed by The Bank of Nova Scotia (“BNS”).
(a) BNS is a chartered bank under the Bank Act (Canada).
(b) The address of the principal office of BNS is Scotia Plaza, 44 King Street West, Toronto, Canada M5H 1H1.
(c) The principal business activities of BNS are retail, commercial, corporate, investment, wholesale and other banking and financial services.
(d) During the past five years, BNS has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, The Bank of Nova Scotia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment, (d) citizenship, of each executive officer and director of BNS, and (e) the name of any corporation or other organization in which such occupation or employment is conducted.
     During the last five years, to the best of BNS’ knowledge, none of BNS’ directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Considerations.
     BNS acquired 9,250,450 shares of Common Stock (the “Shares”) as described in Item 4 below with available cash on hand. The total amount of funds required by BNS to acquire the Shares was $94,817,112.50 in the aggregate.

Page 4 of 10 Pages
Item 4. Purpose of Transaction.
     On February 15, 2007, BNS and the Issuer entered into an investment agreement (the “Investment Agreement”), pursuant to which the Issuer agreed to issue and sell to BNS that number of shares of Common Stock such that immediately after giving effect to the issuance BNS would own 10% of the outstanding Common Stock. The description of the Investment Agreement set forth herein is qualified in its entirety by reference to the copy which is included as Exhibit 1 to this Statement and is incorporated herein by reference.
     The issuance and sale of the Shares pursuant to the Investment Agreement was consummated on August 24, 2007 (the “Closing”). Concurrent with the Closing, BNS and the Issuer entered into a stockholder agreement (the “Stockholder Agreement”), which sets forth certain rights and obligations of BNS as a significant stockholder of the Issuer. The description of the Stockholder Agreement set forth herein is qualified in its entirety by reference to the copy which is included as Exhibit 2 to this Statement and is incorporated herein by reference.
     Observer to the Board
     Pursuant to the Stockholder Agreement, so long as BNS and its affiliates beneficially own at least 5% of the issued and outstanding Common Stock, BNS will be entitled to designated one individual to serve as an observer to the Board (the “Observer”). The Observer will be entitled to (i) attend all meetings of the board of directors of the Issuer, (ii) receive notices of such meetings concurrently with the members of the board of directors and (iii) receive all information provided to such members, except for certain information relating to specified matters that could be of competitive benefit to BNS’s Puerto Rican banking operations.
     Registration Rights
     Under the Stockholder Agreement, the Issuer is required, upon proper demand, to register under the U.S. Securities Act of 1933, as amended (the “Securities Act”), shares of Common Stock owned by BNS. The Stockholder Agreement also provides for certain “piggyback” registration rights for the benefit of BNS in connection with any public offering of Common Stock registered under the Securities Act.
     Right of First Look
     Pursuant to the Stockholder Agreement, for a period of 18 months after the Closing (the “Look Period”), if the Issuer determines to commence any process that may lead to certain transactions, including (i) a merger, consolidation, liquidation or dissolution of the Issuer; (ii) the sale of 10% or more of the assets or revenue of the Issuer; or (iii) any tender offer or exchange offer for Common Stock or securities convertible into Common Stock (each, an “Acquisition Transaction”), the Issuer must first notify BNS and negotiate in good faith with BNS on an exclusive basis for a period of not less than 30 days. In addition, during the Look Period, if BNS offers to effect an Acquisition Transaction, the Issuer must negotiate in good faith exclusively with BNS for a period of not less than 30 days.

Page 5 of 10 Pages
     Right of Last Look
     Pursuant to the Stockholder Agreement, during the Look Period, if the Issuer decides to pursue an offer from a third party to effect an Acquisition Transaction, the Issuer must first notify BNS as promptly as practicable. BNS will then have five business days to respond with a counteroffer, after which time the Issuer may only enter into a definitive agreement with such third party if (i) it has not received a counteroffer from BNS or (ii) the initial third party offer is determined, in the good faith judgment of the board of directors of the Issuer, to be more favorable from a financial point of view to the stockholders of the Issuer and reasonably capable of being completed.
     BNS Right of First Offer
     Pursuant to the Stockholder Agreement, as long as BNS and its affiliates beneficially own at least 5% of the issued and outstanding Common Stock, if the Issuer or any subsidiary proposes to issue shares of Common Stock or any security convertible into or exchangeable or exercisable for Common Stock (“New Securities”) to any third party (subject to certain limited exceptions), the Issuer must first exclusively offer to issue such New Securities to BNS, such offer to remain open and irrevocable for 15 days after receipt of such offer by BNS. The Issuer may only issue such New Securities to such third party after the expiration of such notice period and failure of BNS to consummate the purchase of such New Securities.
     Gross-Up
     Pursuant to the Stockholder Agreement, as long as BNS and its affiliates beneficially own at least 5% of the issued and outstanding Common Stock, in the event that the Issuer issues or proposes to issue New Securities to a third party, BNS will have the right to purchase from the Issuer a number of New Securities so that BNS would beneficially own the same percentage of the issued and outstanding Common Stock as it beneficially owned prior to such issuance. Such right of BNS to purchase New Securities will be exercisable by BNS for 30 days after receipt of notice from the Issuer.
     Issuer Right of First Offer
     Pursuant to the Stockholder Agreement, if at any time BNS or any of its affiliates desires to sell a number of Shares representing the greater of (i) 5% or more of the issued and outstanding Common Stock or (ii) 75% or more of the remaining Shares owned by BNS and its affiliates to any single third party, BNS must first exclusively offer to sell such Shares to the Issuer, such offer to remain open and irrevocable for 15 days after receipt of such offer by the Issuer. BNS may only sell such Shares to such third party after the expiration of such notice period and failure of the Issuer consummate the purchase of such Shares. The Issuer’s right of first offer will terminate if BNS and its affiliates become beneficial owners of 25% or more of the issued and outstanding Common Stock.
     BNS intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned

Page 6 of 10 Pages
by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, BNS specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), BNS currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to BNS; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.
     As of the date of this Statement, except as set forth in this Statement, BNS have no present plans or proposals which relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

Page 7 of 10 Pages
Item 5. Interest in Securities of the Issuer.
(a) The responses of BNS to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference.
     Except as disclosed in this Item 5(a), neither BNS nor, to the best of BNS’ knowledge, any of the persons listed on Schedule A to this Statement beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.
(b) The responses of BNS to (i) Rows (7) through (10) of the cover pages of this Statement and (ii) Item 5(a) hereof are incorporated herein by reference.
     Except as disclosed in this Item 5(b), neither BNS nor, to the best of BNS’ knowledge, any of the persons listed on Schedule A to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock which they may be deemed to beneficially own.
(c) Except as disclosed in this Statement, neither BNS nor, to the best of BNS’ knowledge, any of the persons listed on Schedule A to this Statement has effected any transaction in shares of Common Stock during the past 60 days.
(d) To the best of BNS’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between BNS or, to the best of BNS’ knowledge, any of the persons named in Schedule A to this Statement or between BNS and any other person or, to the best of BNS’ knowledge, any person named in Schedule A to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Investment Agreement, dated as of February 15, 2007, between The Bank of Nova Scotia and First Bancorp.

2	Stockholder Agreement, dated as of August 24, 2007, between The Bank of Nova Scotia and First Bancorp.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 4, 2007

THE BANK OF NOVA SCOTIA

By: Name:	/s/ Deborah Alexander Deborah Alexander
Title:	Executive Vice President,
General Counsel and Secretary

SCHEDULE A
The following table sets forth certain information as to the Directors and Executive Officers of BNS.

Name	Present Principle Occupation	Citizenship
Directors*
Ronald A. Brenneman	President and Chief Executive Officer of Petro-Canada	Canada
C.J. Chen	Counsel to Rajah & Tann	Singapore
N. Ashleigh Everett	President, Corporate Secretary and director of Royal Canadian Securities Limited	Canada
John C. Kerr	Chairman of Lignum Investments Ltd.	Canada
Michael J.L. Kirby	Corporate Director and retired Member of the Senate of Canada	Canada
Laurent Lemaire	Executive Vice-Chairman of the Board of Cascades Inc.	Canada
John T. Mayberry	Retired Chair of the Board and Chief Executive Officer of Dofasco Inc.	Canada
Barbara J. McDougall	Advisor to Aird & Berlis LLP	Canada
Elizabeth Parr-Johnston	President of Parr Johnston Economic and Policy Consultants	Canada
Alexis E. Rovzar de la Torre	Executive Partner in charge of the Latin American practice of White & Case LLP	Mexico
Arthur R.A. Scace	Corporate Director	Canada
Gerald W. Schwartz	Chairman and Chief Executive Officer of Onex Corporation	Canada
Allan C. Shaw	Non-Executive Chairman of The Shaw Group Holding Limited	Canada
Paul D. Sobey	President and Chief Executive Officer of Empire Company Limited	Canada
Barbara S. Thomas	Corporate Director	United States

Executive Officers**
Richard Waugh	President, Chief Executive Officer, Director	Canada
Sarabjit S. Marwah	Vice-Chair, Chief Administrative Officer	Canada
Robert L. Brooks	Vice-Chair, Group Treasurer	Canada, Ireland
Deborah M. Alexander	EVP, General Counsel & Secretary	Canada
Peter C. Cardinal	EVP, Latin America	Canada
Alberta G. Cefis	EVP & Group Head, Global Transaction Banking	Canada
Robert H. Pitfield	EVP, International Banking	Canada
Sylvia D. Chrominska	EVP, HR & Public, Corporate & Government Affairs	Canada
Brian J. Porter	EVP & Chief Risk Officer	Canada
Kim McKenzie	EVP, Information Technology & Solutions	Canada
Dieter W. Jentsch	EVP, Domestic Commercial Banking	Canada
Wendy Hannam	EVP, Domestic Personal Banking & Distribution	Canada
Timothy P. Hayward	EVP & Chief Administrative Officer, International Banking	Canada
Barbara Mason	EVP, Wealth Management	Canada
Christopher J. Hodgson	EVP, Head of Domestic Personal Banking	Canada
Luc Vanneste	EVP & Chief Financial Officer	Canada
Robin S. Hibberd	EVP, Domestic Personal Lending & Insurance	Canada

*	The business address for each of the Directors of BNS is: c/o Corporate Secretary’s Department, Scotia Plaza, 44 King St. West, Toronto, Ontario, Canada M5H 1H1

**	The business address for each of the Executive Officers of BNS is: Scotia Plaza, 44 King St. West, Toronto, Ontario, Canada M5H 1H1.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Investment Agreement, dated as of February 15, 2007, between The Bank of Nova Scotia and First Bancorp.

Exhibit 2	Stockholder Agreement, dated as of August 24, 2007, between The Bank of Nova Scotia and First Bancorp.